Exhibit 12.1

TALOS ENERGY INC.

(FORMERLY KNOWN AS TALOS ENERGY LLC)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

								Talos Energy Predecessor
	Six Months Ended June 30,		Year Ended December 31,					January 1, 2013 through February 5, 2013
	2018	2017	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$41,420	$39,577	$80,934	$70,415	$51,544	$45,159	$32,891	$1,489
Capitalized interest	13	—	584	433	3,930	2,578	149	—
Interest component of rent	156	145	275	3,415	6,277	5,537	3,957	—

Total fixed charges	$41,589	$39,722	$81,793	$74,263	$61,751	$53,274	$36,997	$1,489

Earnings available for fixed charges:
Net income (loss)	$(97,855)	$59,069	$(62,868)	$(208,087)	$(646,685)	$309,419	$57,928	$(938)
Total fixed charges	41,589	39,722	81,793	74,263	61,751	53,274	36,997	1,489
Capitalized interest	(13)	—	(584)	(433)	(3,930)	(2,578)	(149)	—

Total earnings available for fixed charges	$(56,279)	$98,791	$18,341	$(134,257)	$(588,864)	$360,115	$94,776	$551

Ratio of earnings to fixed charges(1)	—	2.49x	—	—	—	6.76x	2.56x	—

(1)

For the six months ended June 30, 2018, earnings were inadequate to cover fixed charges by $97.9 million. For the years ended December 31, 2017, 2016 and 2015, earnings were inadequate to cover fixed charges by $63.5 million, $208.5 million and $650.6 million, respectively. For the predecessor period from January 1, 2013 through February 5, 2013, earnings were inadequate to cover fixed charges by $0.9 million.

For purposes of computing these ratios, earnings available for fixed charges means net income (loss) before provision (benefit) for income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense (both expensed and capitalized), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.